Filed pursuant to Rule 433

Registration Nos. 333-180410 and 333-180410-06

Free Writing Prospectus Dated October 10, 2012

PPL CAPITAL FUNDING, INC.

$400,000,000

3.50% SENIOR NOTES DUE 2022

Issuer:	PPL Capital Funding, Inc.

Guarantor:	PPL Corporation

Expected Credit Ratings* (Moody’s/S&P/Fitch):	Baa3/BBB-/BBB

Size:	$400,000,000

Trade Date:	October 10, 2012

Settlement Date:	October 15, 2012 (T+3)

Maturity Date:	December 1, 2022

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, commencing on June 1, 2013

Coupon:	3.50%

Price to Public:	99.843%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.718%

Spread to Benchmark Treasury:	+ 180 basis points

Yield to Maturity:	3.518%

Optional Redemption:	Prior to September 1, 2022, the notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1)100% of the principal amount of the notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be so redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 30 basis points, plus, in either of the above cases, accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

On or after September 1, 2022, the notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	69352P AE3 / US69352PAE34

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc. Lloyds Securities Inc. SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Mitsubishi UFJ Securities (USA), Inc. by calling at 1-877-649-6848, Morgan Stanley & Co. LLC by calling at 1-866-718-1649, RBC Capital Markets, LLC by calling at 1-866-375-6829 or Wells Fargo Securities, LLC by calling at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.